November 4, 2009

VIA EDGAR

Kathryn McHale
Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	FirstFed Financial Corp.
Form 10-K for the year ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
File Number 001-09566

Dear Ms. McHale:

FirstFed Financial Corp. (the “Company”) hereby responds to comments contained in the letter dated October 21, 2009 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) concerning the above-referenced filings.  The numbered response below corresponds to the numbered paragraph of the Comment Letter.  For ease of reference, we have set forth the Staff’s comment and the Company’s response below.

Form 10-Q for the period ended June 30, 2009

General

1.
Please tell us and revise future filings to disclose the amount of current period interest income that was recorded as a result of interest capitalized on negative amortization loans.  Please provide us this information for the years ended 2008, 2007, 2006 and for each quarter ended in 2009.

RESPONSE:

Thank you for your comment.

In future filings, we will provide the amount of current period interest income that was recorded as a result of interest capitalized on negative amortization loans.  For the periods requested, the amount of interest income recorded as a result of interest capitalized on negative amortization loans totaled $74.9 million, $194.9 million and $203.0 million for the years ended 2008, 2007 and 2006, respectively, and $3.9 million, $5.9 million and $8.9 million for the third, second and first quarters of 2009, respectively.

Securities and Exchange Commission
Division of Corporate Finance
November 4, 2009

The Company’s Form 10-Q for September 30, 2009 is expected to include the following disclosure with respect to this matter:  The amount of interest income recorded as a result of interest capitalized on negative amortization loans totaled $3.9 million and $18.7 million during the third quarter and nine months ended September 30, 2009, compared to $14.8 million and $64.1 million during the third quarter and nine months ended September 30, 2008.

*   *   *   *   *   *   *

The Company confirms the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are filing this letter via EDGAR.  If you have any questions or comments regarding our response to the Comment Letter, please do not hesitate to contact me at (310) 302-1716.  In my stead you may also contact James P. Giraldin, the Company’s President and Chief Operating Officer, at (310) 302-1713 or Douglas J. Goddard, the Company’s Executive Vice President and Chief Financial Officer, at (310) 302-1714.

Very truly yours,

/s/	Babette E. Heimbuch
Babette E. Heimbuch
Chairman and Chief Executive Officer

cc:           James P. Giraldin
Douglas J. Goddard
Vikas Arora